(formerly Quest Capital Corp.)

Interim Consolidated Financial Statements (Unaudited)
September 30, 2010

(Expressed in thousands of Canadian dollars)

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Interim Consolidated Balance Sheets (unaudited)
(Expressed in thousands of Canadian dollars)

	September 30	December 31
	2010	2009
	$	$

Assets
Cash deposits	108,019	4,729
Restricted cash (Note 5)	881	1,103
Loans receivable (Note 6)	143,480	274,153
Income tax receivable	187	-
Future income tax assets (Note 12)	16,751	11,504
Premises and equipment (Note 7)	296	429
Intangible assets (Note 8)	67	117
Other assets	616	6,365
	270,297	298,400

Liabilities
Accounts payable and accrued liabilities (Note 13)	4,087	2,793
Syndicated loans payable (Note 6(h))	-	20,677
Income tax payable	-	161
Future income tax liabilities (Note 12)	339	549
Asset retirement obligation (Note 10)	280	313
	4,706	24,493

Shareholders’ Equity
Share capital (Note 11)	218,128	210,433
Contributed surplus (Note 11)	10,018	9,223
Retained earnings	37,445	54,251
	265,591	273,907
	270,297	298,400

Refer to Note 14 for additional commitments and contingencies.

Approved by the Board of Directors

“A. Murray Sinclair”	Director	“Peter Grosskopf”	Director
A. Murray Sinclair		Peter Grosskopf

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Interim Consolidated Statements of Loss and Comprehensive Loss (unaudited)
(Expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
		September 30		September 30
	2010	2009	2010	2009
	$	$	$	$

Interest income
Interest and loan fee income	1,880	5,222	9,216	20,810
Interest expense (Notes 9, 11(b))	(301)	(1,923)	(350)	(6,272)
Syndication interest expense (Note 6(h))	-	(633)	(139)	(1,417)
Net interest income	1,579	2,666	8,727	13,121

Other (loss) income
Loan loss expense, net of recoveries (Note 6(d))	(16,920)	(8,081)	(21,036)	(16,562)
(Loss) gain on sale of loans and foreclosed properties (Notes 6(c), 13)	(486)	110	170	(215)
Syndication fees and other income (Note 13)	8	14	25	43
	(17,398)	(7,957)	(20,841)	(16,734)
Net interest and other (loss) income	(15,819)	(5,291)	(12,114)	(3,613)

Non-interest expense
Salaries and benefits (Note 13)	3,889	855	6,570	4,141
Legal and professional services	734	171	1,210	682
Stock-based compensation (Note 11(d)	405	62	877	375
Office and other (Note 13)	334	659	1,043	1,583
Regulatory and shareholder relations	117	46	322	361
Asset reclamation	55	50	185	191
Directors’ fees	48	43	146	137
Management services (Note 13)	45	-	45	-
	5,627	1,886	10,398	7,470
Loss before income taxes	(21,446)	(7,177)	(22,512)	(11,083)

Income tax (recovery) expense (Note 12)
Current	(85)	31	(258)	147
Future	(5,112)	(2,048)	(5,448)	(3,173)
	(5,197)	(2,017)	(5,706)	(3,026)
Net loss and comprehensive loss	(16,249)	(5,160)	(16,806)	(8,057)

Loss per share
Basic and diluted	(0.11)	(0.03)	(0.12)	(0.05)
Weighted average number of shares outstanding
Basic and diluted	143,451,842	151,482,198	144,604,655	149,869,562

The accompanying notes are an integral part of these consolidated financial statements

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Interim Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
(Expressed in thousands of Canadian dollars, except number of shares)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
	$	$	$	$

Common shares (Note 11)
Balance, beginning of period	194,008	209,256	210,433	207,161
Repurchased and cancelled	(680)	-	(17,105)	-
Private placement	24,745	-	24,745	-
Exercise of stock options	55	-	55	-
Agent’s fee on preferred shares	-	-	-	1,180
Preferred share dividend	-	1,346	-	2,707
Expiry of sunset clause	-	-	-	(446)
Balance, end of period	218,128	210,602	218,128	210,602

Contributed Surplus (Note 11)
Balance, beginning of period	10,129	8,713	9,223	7,954
Stock-based compensation expense	405	62	877	375
Exercise of stock options	(16)	-	(16)	-
Normal course and substantial issuer bids	(500)	-	(66)	-
Expiry of sunset clause	-	358	-	804
Balance, end of period	10,018	9,133	10,018	9,133

Retained earnings
Balance, beginning of period	53,694	72,987	54,251	75,884
Net loss	(16,249)	(5,160)	(16,806)	(8,057)
Balance, end of period	37,445	67,827	37,445	67,827

Accumulated other comprehensive income
Balance, beginning and end of period	-	-	-	-

Total shareholders’ equity, end of period	265,591	287,562	265,591	287,562

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Interim Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
	$	$	$	$

Cash flows (used in) from operating activities
Net loss	(16,249)	(5,160)	(16,806)	(8,057)
Non-cash adjustments net loss:
Loan loss expense, net of recoveries	16,920	8,054	21,036	16,535
Future income taxes	(5,112)	(2,048)	(5,448)	(3,173)
Changes in non-cash operating assets and liabilities (Note 19)	846	451	385	2,118
Loss (gain) on sale of loans and foreclosed properties	486	(110)	(170)	215
Stock-based compensation expense	405	62	877	375
Decrease (increase) in accrued and capitalized interest[1]	391	(2,117)	(541)	(5,513)
Amortization of deferred financing costs	301	472	350	1,440
Amortization of deferred loan fees and syndication costs	(128)	(80)	(948)	(1,160)
Deferred loan fees received	94	187	801	328
Amortization of premises and equipment and intangible assets	63	84	195	258
Decrease in asset retirement obligation	(15)	(47)	(33)	(130)
Other operating cash flows	(14)	-	(12)	-
Preferred share interest paid in common shares	-	1,346	-	2,707
Loss on disposal of premises and equipment	-	73	-	73
	(2,012)	1,167	(314)	6,016

Cash flows (used in) from financing activities
Common shares issued through private placement	24,745	-	24,745	-
Common shares repurchased and cancelled (Note 11(c))	(1,015)	-	(17,171)	-
Exercise of stock options	39	-	39	-
Non-recourse and guaranteed loan syndication
Advances, net of repayments	-	(1,627)	(20,898)	26,955
Financing costs	-	-	-	(600)
Debt facilities
Advances, net of repayments	-	-	-	(50,860)
Financing costs	-	-	(350)	(382)
Agent’s fee paid on amendment to preferred shares	-	(1,181)	-	(1,181)
Escrow funds released	-	356	-	356
	23,769	(2,452)	(13,635)	(25,712)

Cash flows from (used in) investing activities
Activity in loans
Funded[1]	(2,571)	(7,845)	(14,868)	(23,196)
Repayments and other	5,727	14,122	42,426	35,250
Proceeds from sale of loans and foreclosed properties	40,175	1,835	89,469	13,948
Purchases of premises and equipment	(2)	(13)	(9)	(13)
Purchases of intangible assets	-	-	(1)	(68)
Decrease in restricted cash	63	680	201	2,717
	43,392	8,779	117,218	28,638
Foreign exchange loss on restricted cash	32	105	21	172
Increase in cash deposits	65,181	7,599	103,290	9,114
Cash deposits - beginning of period	42,838	3,136	4,729	1,621
Cash deposits - end of period	108,019	10,735	108,019	10,735

1

In 2010, changes in accrued and capitalized interest, previously recorded as cash flows from investing activities, are classified as cash flows from operating activities. Comparative periods have been restated to conform with this classification.

The accompanying notes are an integral part of these consolidated financial statements.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

1	NATURE OF OPERATIONS

On September 7, 2010, Sprott Resource Lending Corp. (“SRLC” or the “Company”) implemented a structure, approved by shareholders on August 17, 2010, to focus its operations as a natural resources lender to mining and oil and gas companies.

Resource-based loans will be originated through a partnership, Sprott Resource Lending Partnership (the “Partnership”), between the Company and Sprott Lending Consulting LP (“Sprott LP”). Under the terms of the Partnership Agreement and the Management Services Agreement which expires on September 7, 2013 (collectively “the Agreements”), the Company holds all voting units in the Partnership, which conveys control over key lending, strategic and operational decisions of the Partnership.

Sprott LP holds only non-voting Partnership units and administers the day-to-day Partnership operations and provides senior management expertise. As compensation for their services, Sprott LP receives priority Partnership distributions which are calculated as:

2% of the average net resource assets under management less executive and director compensation; and

20% of the adjusted Partnership net income before taxes in excess of an annual hurdle equal to the product of average net resource assets under management and the average 30-year Government of Canada bond yield or similar index.

Distributions are to be paid annually, subject to available adjusted Partnership net income, and are cumulative if not paid in a given year.

Prior to September 7, 2010, the Company, operating under the name Quest Capital Corp, provided mortgage financings, predominantly for residential developments in Canada. As at September 30, 2010, the Company has a legacy portfolio of real estate loans which it is actively monetizing. Over time, the proceeds from real estate loan monetization will be redeployed into resource loans, but in the near term, the Company’s overall loan portfolio will continue to be weighted towards real estate loans.

The Company became a mortgage investment corporation (“MIC”) for Canadian income tax purposes in 2008, and because of its current and expected weighting towards real estate loans over the near term, it is expected to remain a MIC throughout 2010. A MIC is a special-purpose corporation defined under Section 130.1 of the Income Tax Act (Canada). A MIC does not pay corporate-level income taxes when all taxable income is distributed to shareholders as dividends during a taxation year and within 90 days of its year end. Dividend payments made to taxable Canadian shareholders are subject to Canadian tax as interest income. The Company must continually meet the following criteria to maintain MIC eligibility: (i) at least 50% of its assets must consist of residentially oriented mortgages and/or cash; (ii) it must not directly hold any foreign assets, including investments secured by real property located outside of Canada; (iii) it must not engage in operational activities outside of the business of lending and investing of funds; and (iv) no person may own more than 25% of any class of the issued and outstanding shares.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

2	BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under generally accepted accounting principles for annual consolidated financial statements. The accompanying financial information reflects all adjustments that management considers necessary for the fair presentation of results for the interim periods. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s 2009 audited annual consolidated financial statements and notes.

Certain comparative figures in the consolidated statements of cash flows and the number of loans disclosed in Note 6 have been reclassified to conform to the current period’s presentation.

3	SIGNIFICANT ACCOUNTING POLICIES

a) Partnership consolidation and management services expense

The Company maintains 100% of the voting control over the Partnership discussed in Note 1, and has fully consolidated the Partnership in these financial statements.

Distributions payable to Sprott LP, discussed in Note 1, are classified as a management services expense. To the extent that adjusted Partnership net income is less than the annual hurdle in a given year, this short-fall is carried forward and added to the annual hurdle in the distribution calculation for the subsequent year. The Company records an asset to reflect the future benefit of this hurdle carry- forward as a credit against future distributions to Sprott LP.

b) Other significant accounting policies

Notwithstanding the Partnership consolidation and management services expense described above, these unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s audited annual consolidated financial statements for 2009.

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the Company’s accounts, and its wholly-owned or controlled entities: Sprott Resource Lending Partnership; QC Services Inc.; 7603908 Canada Inc.; 0854560 B.C. Ltd.; 0854561 B.C. Ltd.; Viceroy Capital Corp.; and Viceroy Gold Corp. which includes a 75% proportionate interest in the Castle Mountain joint venture.

4	FUTURE CHANGES IN ACCOUNTING POLICIES

In January 2008, the CICA issued Handbook Sections 1582, Business Combinations; 1601,

Consolidated Financial Statements and 1602, Non-Controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 is effective for business combinations occurring during the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

The Company has not yet adopted the new standards. Management is currently in the process of determining the impact of these standards on the Company’s consolidated financial statements.

5	RESTRICTED CASH

Pursuant to an agreement among the partners of the Castle Mountain joint venture, the Company set aside restricted cash of $881 (US$856) as at September 30, 2010 (December 31, 2009 - $1,103 (US$1,049)) in a fund to fulfill reclamation and closure obligations at the Castle Mountain property.

6	LOANS RECEIVABLE

As at September 30, 2010, the Company has not funded any resource loans (Note 1). As such, the Company’s loans receivable includes only its remaining real estate loans.

a)        Loans and loan loss provision

	September 30	December 31
	2010	2009
	$	$
Loan principal	196,839	308,123
Accrued interest and deferred (income) fees, net	(112)	2,093
Loan loss provision	(53,247)	(36,063)
Carrying value of loans receivable[1]	143,480	274,153

[1]	Foreclosed real estate assets with a net carrying value of $7,775 (December 31, 2009 - $1,956) are included in the carrying value of loans receivable, based on their estimated net realizable values.

b)          Past due loans that are not impaired

Loans are classified as past due when a loan is outstanding past the scheduled maturity or interest payment date. This may arise in the normal course of business as a result of various factors including construction or refinancing delays. These loans are not classified as impaired when they are either less than 90 days past due or there is reasonable assurance of collection of principal and accrued interest on a timely basis.

The principal values of loans past due loans that are not impaired is as follows:

	September 30		December 31
		2010		2009
Days Outstanding Past Maturity	Number		Number
or Interest Payment Date	of Loans	$	of Loans	$
1 – 30 days	-	-	1	13,950
31 – 60 days	1	3,800	-	-
61 – 90 days	-	-	1	1,393
	1	3,800	2	15,343

In the Company's estimation, the fair value of the collateral held on the past due loan exceeds the carrying value of this loans as at September 30, 2010, so no loan loss provision has been recorded.

In certain instances, the Company may renegotiate or renew loans instead of enforcing its security on loans which have not been repaid and are otherwise past due, or to extend performing loan arrangements. Renewed loan terms may include changes in contractual maturity dates or interest terms, additional loan collateral or personal guarantees, or principal reductions. If renewed loan terms result in cash flows that are substantially different from the carrying values of the original loans, the Company considers the original loan to be extinguished, and records a new loan based on the new cash flows, discounted at the market rate of interest prevailing at the time of renewal. Any difference between carrying values of the old and new loans would be recognized in income.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

During the three months ended September 30, 2010, no performing loans were renegotiated or renewed, and during the nine months ended September 30, 2010, performing loans with a combined outstanding principal of $50,385 were renegotiated or renewed. These renewals exclude forbearance agreements on impaired loans. None of the terms for loans renewed in these periods were sufficiently different from the original terms to warrant extinguishments of the original loans.

c)       Sale of loans and foreclosed properties

During the three and nine months ended September 30, 2010, the Company sold certain loans receivable and foreclosed properties. A summary of these transactions is as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2010
	$	$
Proceeds, net of closing costs and payments to syndicate partners	34,350	72,098
Loan carrying values, net of loan loss provisions	(34,837)	(71,622)
Net (loss) gain	(487)	476
Net (loss) gain reported as loan loss recovery	-	307
Net (loss) gain reported as a gain on sale of loans and foreclosed properties	(487)	169
	(487)	476

d)          Impaired loans and loan loss provisions

The carrying values of the Company’s impaired loans and loan loss provisions are as follows:

	September 30		December 31
		2010		2009
	Number		Number
	of Loans	$	of Loans	$
Gross carrying value of impaired loans with loan loss provisions	15	140,037	15	138,958
Loan loss provisions		(53,247)		(36,063)
	15	86,790	15	102,895
Carrying value of impaired loans without loan loss provisions	2	36,760	3	41,761
Carrying value of impaired loans, net of loan loss provisions	17	123,550	18	144,656

At September 30, 2010, the total estimated fair value of the collateral is $99,472 for impaired loans with loan loss provisions and $43,139 for impaired loans without loan loss provisions. Collateral held as security for impaired loans includes real property and other assets, which may include securities, cash or borrower guarantees. Management has estimated the fair value of the collateral taking into account a number of factors including independent real estate appraisals and management’s knowledge of the collateral, and credit and real estate markets. In assessing the adequacy of specific loan loss provisions, management takes into account likely realizable values and legal costs, and incorporates time value and credit risk components into estimated future cash flows.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Changes to the Company’s loan loss provision during the three and nine months ended September 30, 2010 are as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2010	September 30, 2010
	$	$
Balance, beginning of period	36,327	36,063
Loan loss expense, net of recoveries[1]	16,920	21,036
Written-off on loan sale or discharge	-	(3,852)
Balance, end of period	53,247	53,247

[1]

In the three months ended September 30, 2010, the Company recorded $16,920 in additional loan loss provisions and $nil in recoveries of loan loss provisions previously recorded. In the nine months ended September 30, 2010, $23,648 in additional loan loss provisions and $2,612 in recoveries were recorded.

As at September 30, 2010, the Company performed a comprehensive review of each loan in its loan portfolio to determine the requirement for loan loss provisions.

e)        Loan commitments

As at September 30, 2010, the Company is committed to providing up to $5,924 in additional real estate loan advances. Included in this amount are both contractual commitments and advances required to realize the values of underlying security. However, these advances are subject to a number of conditions including presale requirements, the completion of due diligence, no material adverse changes in the assets, business or ownership of the borrower, and other terms.

The Company has no contractual commitments to fund any resource loans as at September 30, 2010.

f)          Property sector distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding loan principal balances by property sector:

	September 30		December 31
		2010		2009
	Number		Number
	of Loans	$	of Loans	$
Land under development	13	119,107	15	135,549
Real estate – residential	-	-	2	6,763
Real estate – commercial	6	41,058	10	87,493
Construction	5	36,674	7	78,318
Total loan principal	24	196,839	34	308,123

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

g)        Geographic distribution of loan principal

The following table summarizes the distribution of the Company’s outstanding mortgage loan principal balances by geographic location:

	September 30		December 31
		2010		2009
	Number		Number
	of Loans	$	of Loans	$
British Columbia	10	98,069	15	141,694
Prairies	13	97,287	14	125,429
Ontario	1	1,483	5	41,000
Total loan principal	24	196,839	34	308,123

h)           Non-recourse loan syndication

In 2009, the Company syndicated certain loans receivable to third parties on a non-recourse basis involving senior and subordinated positions in each loan, whereby the third party held the senior position and the Company the subordinated position. The Company retained a right to repurchase the syndicate positions in these loans and, as such, the Company recorded the full principal balances and interest as loans receivable and interest income, respectively. The syndicated portions of these loans were presented separately as non-recourse loan syndication liabilities and interest earned by syndicate partners as syndication interest expense.

As of March 2010, the Company had repurchased the principal and accrued interest of all senior positions on the non-recourse loans, thereby reducing its non-recourse loan syndication liability to $nil.

7	PREMISES AND EQUIPMENT

		September 30		December 31
			2010	2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Land	35	-	35	35
Leasehold improvements	369	217	152	208
Computer equipment	403	357	46	114
Office equipment	93	30	63	72
	900	604	296	429

Amortization for the nine months ended September 30, 2010 of $142 is included in office and other expense (nine months ended September 30, 2009 - $206).

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

8	INTANGIBLE ASSETS

		September 30		December 31
			2010	2009
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$
Computer software	210	143	67	117

Amortization for the nine months ended September 30, 2010 of $52 is included in office and other expense (nine months ended September 30, 2009 - $52).

9	DEBT FACILITIES

During 2009, the Company had a two-year revolving debt facility syndicated among three Canadian chartered banks to a maximum of $88,000. In October 2009, the Company cancelled this facility.

In June 2010, the Company obtained a $35,000 line of credit (the “LOC”) to fund potential repurchases of the Company’s common shares under the substantial issuer bid, which closed in August 2010 (Note 11(c)). The Company paid $350 in commitment fees for the LOC, which were being amortized into interest expense over the expected life of the LOC - $49 had been recorded in the second quarter of 2010. The LOC was not used to fund share repurchases and it was cancelled in September 2010. During the three months ended September 30, 2010, the Company recorded a $301 interest expense for the write-off of remaining deferred commitment fees.

10	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to closure obligations at its Castle Mountain property. The fair value of cash legally restricted for the purposes of settling asset retirement obligations is disclosed in Note 5.

11	SHARE CAPITAL

a) Authorized

Unlimited first and second preferred shares

Unlimited common shares without par value

b) Cumulative 13.50% First Preferred Shares, Series A, issued and outstanding

In December 2008, the Company completed a private placement of 20,000,000 redeemable 13.5% Cumulative, First Preferred Shares, Series “A” with voting rights, at a price of $2.00 per share for aggregate proceeds of $40,000. In the nine months ended September 30, 2009, the Company issued common shares with a value of $1,180 as an agent’s fee on the private placement, and common shares with a value of $2,707 as preferred share dividends. These preferred shares were classified as liabilities, and related dividends have been reported as interest expense.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

In December 2009, the Company redeemed all First Preferred Shares, Series “A” at a price of $2.00 per share plus declared and unpaid dividends.

c)           Common shares issued and outstanding

	Number of	Assigned
	Shares	Value
		$
Balance, December 31, 2009	151,342,734	210,433
Repurchased and cancelled – normal course and substantial issuer bids	(12,302,142)	(17,105)
Issued through private placement	15,625,000	24,745
Issued on exercise of stock options	29,166	55
Balance, September 30, 2010	154,694,758	218,128

In December 2009, the Company commenced a normal course issuer bid (the “NCIB”) to repurchase and cancel up to 12,132,650 of its common shares at prevailing market rates. Under the NCIB, 121,600 common shares were repurchased and cancelled in December 2009. An additional 11,812,800 common shares with an assigned value of $16,425 were repurchased and cancelled during the nine months ended September 30, 2010.

In June 2010, the Company announced it was pursuing a substantial issuer bid (“SIB”) to repurchase and cancel up to $60,000 in common shares. The SIB closed on August 30, 2010, with the Company repurchasing and cancelling 489,324 shares for $1.60 per share, plus transaction costs of $397. These shares had an assigned value of $680.

The differences between the total repurchase costs of the NCIB and SIB, including transaction costs, and the assigned values of the shares repurchased are applied to contributed surplus as follows:

				Nine Months Ended
				September 30, 2010
		NCIB		SIB		Total
	$		$		$
Total cost, including transaction costs		15,991		1,180		17,171
Assigned value of shares repurchased		(16,425)		(680)		(17,105)
Difference recorded as an (increase) decrease to contributed surplus		(434)		500		66

In September 2010, the Company issued 15,625,000 common shares, by way of a private placement, at $1.60 per share (Note 13). Total proceeds, net of commissions and transaction costs of $255, were $24,745.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

d)        Stock options outstanding

The Company has a stock option plan under which the Company may grant options to its directors, employees and consultants for up to 10% of the then issued and outstanding common shares. The exercise price of each option is required to be equal to or higher than the market price of the Company’s common shares on the day of grant. Vesting and terms of the option agreement are at the discretion of the Board of Directors.

Changes in the number of stock options outstanding for the nine months ended September 30, 2010 are as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price
		$
Balance, December 31, 2009	2,680,000	2.21
Granted	6,825,000	1.52
Exercised	(29,166)	1.35
Expired	-	-
Cancelled	(990,834)	2.20
Balance, September 30, 2010	8,485,000	1.66
Options exercisable at September 30, 2010	2,537,005	1.91

The following table summarizes information about stock options outstanding and exercisable at September 30, 2010:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
	Number of	Average	Average	Number of	Average
Range of	Options	Remaining	Exercise	Options	Exercise
Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price
$		Years	$		$
0.01 to 1.49	4,425,000	4.27	1.33	1,181,209	1.31
1.50 to 1.99	2,950,000	4.68	1.82	341,636	1.93
2.00 to 2.49	605,000	2.54	2.07	509,160	2.07
2.50 to 2.99	55,000	1.86	2.55	55,000	2.55
3.00 to 3.49	450,000	1.61	3.23	450,000	3.23
	8,485,000	4.13	1.66	2,537,005	1.91

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

12	INCOME TAXES

The Company has tax losses and other deductions in certain of its entities which are available to reduce its taxable income in Canada. The Company has recognized a future income tax asset to the extent that these losses are more likely than not to be realized from future earnings.

a) Income tax (recovery) expense consists of the following:

		Three Months Ended			Nine Months Ended
		September 30			September 30
		2010		2009	2010		2009
	$		$			$
Current
Canada		-		-	-		-
United States		(85)		31	(258)		147
Total current (recovery) expense		(85)		31	(258)		147

Future
Canada		(5,084)		(2,010)	(5,247)		(2,972)
United States		(28)		(38)	(201)		(201)
Total future (recovery) expense		(5,112)		(2,048)	(5,448)		(3,173)
Total income tax (recovery) expense		(5,197)		(2,017)	(5,706)		(3,026)

b)          The Company has non-capital losses to reduce future taxable income in Canada of approximately $53,134. These losses will expire in 2015 ($6,727), 2028 ($2,425), 2029 ($23,787), and 2030 ($20,195).

The significant components of the Company’s future income tax assets and liabilities are as follows:

	September 30	December 31
	2010	2009
	$	$
Non-capital loss carry-forwards	13,517	8,682
Capital loss carry-forwards	7,585	7,585
Premises and equipment	155	86
Specific loan loss provisions	1,482	999
Resource deductions	660	659
Other	1,377	1,462
	24,776	19,473
Valuation allowance[1]	(8,025)	(7,969)
Future income tax asset	16,751	11,504

Deferred gain and other	339	549
Future tax liability	339	549

[1]

Future income tax assets are recorded at values for which are more likely than not to be realized. A valuation allowance has been provided for amounts which the Company believes are not likely to be realized.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

13	RELATED PARTY TRANSACTIONS

In September 2010, the Company sold 11,277,654 common shares to certain directors and officers, and to a party related by virtue of having certain directors and officers in common, for net proceeds of $18,044 by way of the private placement disclosed in Note 10(c).

Included in accounts payable and accrued liabilities as at September 30, 2010 is $2,238 (December 31, 2009 - $1,616) due to employees for bonuses and severance, and $10 (December 31, 2009 - $33) in syndicate interest payable to a director of the Company and a party related by virtue of having certain directors and officers in common.

During the nine months ended September 30, 2010, the Company sold two loans to a party related by virtue of having certain directors and officers in common. The loans had a combined carrying value of $3,060 and were sold for an exchange amount of $3,074, resulting in a $14 gain on sale of loans.

During the nine months ended September 30, 2010, the Company paid $112 (September 30, 2009 -$81) for administration services to a party related by virtue of having certain directors and officers in common. The Company was also reimbursed $88 (September 30, 2009 - $81) in office and premises costs by the same related party, of which $9 (December 31, 2009 - $11) is included in other assets.

During the nine months ended September 30, 2010, the Company received $11 (September 30, 2009 -$25) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

During the nine months ended September 30, 2010, the Company recorded a $45 (September 30, 2009 - $nil) management services expense incurred with Sprott Lending Consulting LP for their administration of the Partnership discussed in Note 3(a). The related amount included in accounts payable and accrued liabilities as at September 30, 2010 is $45 (December 31, 2009 - $nil).

14	COMMITMENTS AND CONTINGENCIES

a)        The Company has entered into an operating lease for office premises and has committed to office-related costs through 2013. As at September 30, 2010, the remaining payments for the operating lease and office costs are due as follows:

	2010	2011	2012	2013	2014	Total
	$	$	$	$	$	$
Operating lease and office costs	116	466	466	10	-	1,058

b)          As at September 30, 2010, the Company maintains surety bonds of $912 (US$886) (December 31, 2009 - US$886) as guarantees for compliance with the reclamation obligations of the Castle Mountain Joint Venture.

c)           Loan commitments are disclosed in Note 6(e).

d)          As at December 31, 2009, the Company reported payments of $2,225 that were to be paid to officers of the Company upon the completion of specified employment service periods. During the nine months ended September 30, 2010, the Company terminated the related employment contracts and paid the $2,225, of which $2,000 was paid during the three months ended September 30, 2010. No remaining commitment exists as at September 30, 2010.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

15	INTEREST RATE SENSITIVITY

The Company’s exposure to interest rate changes results from the difference between assets and liabilities and their respective maturities or interest rate repricing dates. Based on differences as at September 30, 2010, the Company estimates that an immediate and sustained 100 basis point increase in interest rates would increase net interest income over the next 12 months by $1,080. An immediate and sustained 100 basis point decrease in interest rates would decrease net interest income over the next 12 months by $454.

The carrying values of assets and liabilities are presented for the periods in which they next re-price to market rates or mature as follows:

	Floating	Within 6	6 to 12	1 to 3	Over	Non-Interest
September 30, 2010	Rate	Months	Months	Years	3 Years	Sensitive	Total
	$	$	$	$	$	$	$
Total assets	108,019	191,039	5,800	-	-	(34,561)	270,297
Total liabilities and equity	-	-	-	-	-	270,297	270,297
Difference	108,019	191,039	5,800	-	-	(304,858)	-
Cumulative difference	108,019	299,058	304,858	304,858	304,858	-	-
Cumulative difference as a percentage of total assets	40.0	110.6%	112.8%	112.8%	112.8%	-	-

		Floating		Within 6		6 to 12		1 to 3		Over		Non-Interest
December 31, 2009		Rate		Months		Months		Years		3 Years		Sensitive		Total
	$		$		$		$		$		$		$
Total assets		58,812		228,818		16,993		3,500		-		(9,723)		298,400
Total liabilities and equity		-		17,505		2,500		-		-		278,395		298,400
Difference		58,812		211,313		14,493		3,500		-		(288,118)		-
Cumulative difference		58,812		270,125		284,618		288,118		288,118		-		-
Cumulative difference as a percentage of total assets		19.7%		90.5%		95.4%		96.6%		96.6%		-		-

16	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value represents the amount at which a financial instrument could be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act and is best evidenced by a quoted market price in an active market. Quoted prices are not always available and in these cases, the Company determines fair value of financial assets using valuation techniques based on observable market data and management’s best estimates of market conditions. The estimates are subjective and involve particular assumptions and matters of judgement and as such, may not be reflective of future realizable values.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Fair values of financial instruments are assessed according to a hierarchy which ranks the inputs underlying the fair value determination. The three levels of the fair value hierarchy are:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly.

Level 3:	Inputs that are not based on observable market data.

Except for cash deposits and restricted cash, which are classified as Level 2 financial instruments, none of the Company’s financial instruments are recorded at fair value in the interim consolidated balance sheets as at September 30, 2010.

The fair values of loans receivable reflect changes in the general level of interest rates that have occurred since the loans were originated, net of any loan loss provisions. These instruments lack an available trading market and are not typically exchanged, and have been valued assuming they are not available for sale. The fair values are not necessarily representative of the amounts realizable in immediate settlements of the instruments. For variable rate loans, the fair values approximate their carrying values since these instruments re-price to market frequently. For fixed rate loans, fair values are determined by discounting the expected future cash flows at current market rates for loans with similar terms and risks. The Company adjusts the fair values of loans to take account of any significant changes in credit risks using observable market inputs in determining the counterparty credit risks of loans, net of loan loss provisions on the loans.

The fair values of non-recourse loan syndications are determined by using market interest rates for financial instruments with similar terms and risks. These instruments lack an available trading market and are not typically exchanged.

The table below sets out the fair values of financial instruments and does not include assets and liabilities that are not considered financial instruments:

	September 30		December 31
		2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$	$	$	$

Assets
Cash deposits	108,019	108,019	4,729	4,729
Restricted cash	881	881	1,103	1,103
Loan principal, net of loan loss provision	143,480	143,440	272,060	272,412

Liabilities
Non-recourse loan syndication	-	-	20,667	20,667

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

17	CAPITAL AND RISK MANAGEMENT

Capital management

The Company’s capital management objectives are to maintain a strong and efficient capital structure to provide liquidity to support operations. The Company continually monitors its capital position to ensure these objectives are met. A strong capital position also provides flexibility in considering accretive growth opportunities.

At September 30, 2010, management considers the Company’s capital to comprise all components of shareholders’ equity of $265,591.

Credit risk management

Credit risk is the risk that a borrower will not honour its commitments and a loss to the Company may result. The Company is further exposed to adverse changes in conditions which affect real estate values for its real estate loans and commodity prices for its resource loans. These market changes may be regional, national or international in nature or may revolve around a specific asset. Risk is increased if the values of the underlying assets securing the Company’s loans fall to levels approaching or below the loan amounts. Any decrease in real estate values or commodity prices may delay the development of the underlying security or business plans of the borrower and will adversely affect the value of the Company’s security.

During the resource loan origination process, senior management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:

emphasis on first secured financings;

the investigation of the creditworthiness of all borrowers;

the employment of qualified and experienced loan professionals;

allocation of the responsibility for each loan to two SRLC employees which allows for peer review;

review of the sufficiency of the borrower’s business plans including plans which will enhance the value of the underlying security;

continuous written status updates provided on the business plans and if applicable, progress;

the engagement of qualified independent consultants and advisors such as lawyers, engineers and geologists dedicated to protecting the Company’s interests; and

the segregation of duties to ensure that qualified staff is satisfied with all due diligence requirements prior to funding.

The Company is also focused on real estate loan remediation and the collection of real estate loans the Company is committed to several processes to ensure that the Company will effectively and productively achieve these goals. These include:

the formation of a remediation team which focuses on the identification and remediation of problem loans;

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

strategy formulation as to the most appropriate method to protect the Company’s interest including obtaining additional security, request for principal reductions, protective disbursements and foreclosure proceedings;

frequent physical inspection of the properties by loan remediation team members;

engaging new legal counsel, realtors, and other professionals;

frequent updating of appraisals and/or re-underwriting of loans including updating borrower and guarantor financial conditions; and

weekly management review and discussion of the status of the loan including legal status, market intelligence, and business plans of the borrower.

The Board of Directors has the responsibility of ensuring that credit risk management is adequate. The Board has delegated much of this responsibility to its Credit Committee, which is composed of a majority of independent directors. They are provided with a detailed portfolio analysis including a report on all overdue and impaired loans, and meet on a quarterly basis, to review and assess the risk profile of the loan portfolio. The Credit Committee is required to approve all loan exposures between $10 million and $20 million, and any loan exposure for amounts greater than $20 million must be approved by the Board. The Board has delegated approval authority for all loan exposures less than $10 million to an approval committee comprised of members of senior management. In addition, at origination, the Company does not allow any one loan exposure to exceed 10% of the Company’s equity and restricts lending to any one borrower to 20% or less of the Company’s equity. As at September 30, 2010, the largest loan in the Company’s loan portfolio was a real estate loan for $28.6 million (20% of the Company’s loans receivable) and is considered impaired. This was also the largest aggregate amount owing by any one borrower. Also, the Company will syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower. The Company reviews its policies regarding its lending limits on an ongoing basis.

Liquidity and liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash to meet its obligations as they become due. This risk arises from fluctuations in cash flows from making loan advances and receiving loan repayments. The goal of liquidity management is to ensure that adequate cash is available to honour all future loan and other commitments and the repayment of any debt facility at maturity. As well, effective liquidity management involves determining the timing of such commitments to ensure cash resources are optimally utilized. SRLC manages its loan commitment liquidity risk by the ongoing monitoring of scheduled mortgage fundings and repayments. To meet funding shortfalls, actions taken by the Company could include: syndicating a portion of its loans; slowing its lending activities; obtaining debt facilities; and/or issuing common or preferred shares.

As at September 30, 2010, the Company had future loan commitments to borrowers of up to $5.9 million. Future loan commitments are primarily for construction draws which occur over the course of the term of the relevant loan which is typically 12 to 18 months in duration. Further, as at September 30, 2010, $19.8 million of the Company’s performing loans, or 10% of the Company’s total principal loan balance (before provisions), is due within a year. With the current economic climate, the ability to accurately forecast actual repayments on the Company’s loan portfolio has become difficult.

Management monitors rolling forecasts of the Company’s cash position based on the timing of expected cash flows, which incorporates assumptions related to the likely timing of loan repayments and property sales.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

Market risk

Market risk is the impact on earnings as a result of changes in financial market variables such as interest rates, foreign exchange rates, commodity prices which can arise when making loans and borrowing and making investments. The Company does not engage in any type of trading activities other than disposing of any shares or warrants the Company may receive in connection with its lending arrangements. The Company’s material market risk is limited to those as noted below.

Interest rate risk

Interest rate risk is the risk that a lender’s earnings are exposed to volatility as a result of sudden changes in interest rates. This occurs, in most circumstances, when there is a mismatch between the maturity (or re-pricing characteristics) of loans and the liabilities or resources used to fund the loans. For loans funded using bank debt priced on the basis of bank prime rate plus a spread, the Company manages this risk through the pricing of certain of its loans also being based upon the bank prime rate plus a spread. In the past, the Company has, in some cases, set minimum rates or an interest rate floor in its variable rate loans. The Company is also exposed to changes in the value of a loan when that loan’s interest rate is at a rate other than current market rate. SRLC mitigated this risk by lending for short terms, with terms at the inception of the loan generally varying from six months to two years, and by charging prepayment penalties and upfront commitment fees.

As at September 30, 2010, the Company had no variable rate loans and 24 fixed-rate loans with an aggregate principal of $196.8 million.

Foreign exchange rate risk

Foreign exchange rate risk is the risk that a return on an investment may be negatively impacted by a change in the exchange rate between two currencies. The Company may, from time to time, invest in loans denominated in currencies other than the Canadian dollar. This may give rise to certain levels of foreign exchange rate risk. In these circumstances the Company may employ certain hedging strategies in order to mitigate its exposure to this type of risk.

Commodity price risk

Commodity price risk refers to the uncertainty of the future market values and the amount of future income caused by the fluctuation in the price of specific commodities. The Company may, from time to time, enter into loans where the repayment is notionally tied to a specific commodity spot price at the time of the loan. In these circumstances the Company may employ certain hedging strategies in order to mitigate the exposure to this type of risk.

18	SEGMENTED INFORMATION

The Company has one operating segment, which is to provide credit financing. Historically, the Company’s loans were secured by Canadian real estate, but the Company is monetizing its real estate loan portfolio and it does not intend to continue lending to this market. As discussed in Note 1, the Company’s future loans will be secured by mining and oil and gas projects, internationally. Future disclosure of these loans will include stratification by loan security and borrower location, but resource-based loans and any remaining real estate loans will not be distinguished as separate operating segments.

Sprott Resource Lending Corp. (formerly Quest Capital Corp.)
Notes to the Interim Consolidated Financial Statements (unaudited)
(Expressed in thousands of Canadian dollars, except percentage amounts and share information)

19	CASH FLOW INFORMATION

a)            Changes in non-cash operating working capital

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
	$	$	$	$
Increase in accounts receivable and prepaid expenses	(134)	(518)	(218)	(138)
Increase in accounts payables and accrued liabilities	967	941	951	2,115
Decrease (increase) in income tax receivable	13	6	(187)	119
(Decrease) increase in income tax payable	-	22	(161)	22
	846	451	385	2,118

b)             Cash received or paid

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
	$	$	$	$
Interest received (non-loan)	137	3	167	21
Interest and fees paid on debt	-	(292)	(350)	(689)
Income tax instalments paid	(78)	(15)	(239)	(64)
	63	(304)	(418)	(732)

c)               Non-cash financing and investing activities

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009
	$	$	$	$
Common shares issued as agent’s fee for preferred shares	-	-	-	1,180
Common shares issued for preferred share dividend	-	1,346	-	2,707
	-	1,346	-	3,887